UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPTIONABLE, INC.
(Name of Subject Company (Issuer))

 MARK NORDLICHT
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, Ninth Floor
New York, New York 10017
Telephone: (212) 561-5559
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,530,831.86	$177.73

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 43,738,053 (the number of shares of common stock of the subject company not owned by the Purchaser (“Shares”) issued and outstanding as of May 12, 2011) and (y) $0.035 (the per Share offer price).  The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $177.73 Filing Party Mark Nordlicht
Form of Registration No. N/A Date Filed June 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 13, 2011 by Mark Nordlicht in connection with his offer to purchase all of the shares of common stock, $0.0001 par value, of Optionable, Inc. upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2011.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1. to Item 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)           The Purchaser shall make all determinations regarding the satisfaction of any conditions relating to the offer in his reasonable discretion.  Any statement which says that the Purchaser shall use his sole discretion relating to the satisfaction of any condition is hereby modified in this respect.

(2)           The phrase “there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by the Purchaser, represents at least 10% of the total number of Shares outstanding on a fully diluted basis as of the date of this Offer to Purchase, which the Purchaser has computed as 5,051,613 Shares,” shall be deleted wherever it appears in the Offer to Purchase and the following phrase will appear in its place, “there being validly tendered and not withdrawn before the expiration of the Offer no less than 456,538 Shares”.

(3)           The paragraph titled “Why is the Offer being made?” on page ii of the Offer to Purchase is amended to include the name NYMEX Holdings, Inc. (now CME Group NYMEX, Inc.) and shall state as follows:

The Purchaser is making the Offer because he wants to increase his ownership of Optionable’s outstanding Shares to the maximum extent possible pursuant to the Offer.  The Purchaser understands that Optionable has valuable legal claims for damages against Bank of Montreal (“BMO”), NYMEX Holdings, Inc. (now CME Group NYMEX, Inc.) (“NYMEX”) and others, and that time is of the essence to initiate and preserve the claims.  The Purchaser understands that initiating legal actions against BMO, NYMEX and others would involve significant legal costs and that Optionable may not have the ability to fully support the claims without capital investment from its significant stockholders such as the Purchaser.  The Purchaser understands he has sufficient resources to finance vigorous legal actions by Optionable against BMO, NYMEX and others but seeks to increase his ownership percentage of Optionable to justify any such investment he may make.

(4)           The “Introduction” of the Offer to Purchase which appears on page 1 is hereby amended to add the following sentences to the end of paragraph 4,

The 203 Condition will be satisfied when the Purchaser receives reasonable assurance from his advisors that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer.  The Impairment Condition will be satisfied if Optionable does not publicly disclose, prior to the Expiration Date, having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s ability to acquire Optionable or otherwise diminishing the expected value to the Purchaser of the acquisition of Optionable.

(5)           The first sentence of the paragraph titled “Determination of Validity” included on page 7 in Section 3 of the Offer to Purchase is hereby amended by deleting the phrase “which determination shall be final and binding on all parties.”  In addition, the final sentence of this paragraph which states “The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.” shall be deleted in its entirety.  There shall be added to this paragraph the following sentence, “If the Purchaser rejects a tender or refuses to waive a defect or irregularity, the tendering stockholder may challenge his determination and a final and binding decision will be made by a court of competent jurisdiction.”

(6)           The following sentence of the sixth paragraph in Section 4, which appears on page 8 of the Offer to Purchase and states, “The Purchaser will determine, in his sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and his determination will be final and binding.” shall be revised to delete the phrase, “and his determination will be final and binding”.

(7)           The third paragraph of Section 7 which appears on page 10 of the Offer to Purchase shall be deleted in its entirety and the following shall appear in its place:

The following information regarding the legal proceedings involving Optionable has been obtained from Optionable’s Schedule 14d-9 which was filed with the Securities and Exchange Commission on June 24, 2011 and from the Purchaser’s legal counsel:

On April 10, 2009, NYMEX Holdings, Inc. (now CME Group NYMEX, Inc., “NYMEX”) filed a complaint against Optionable, its former President (who is currently a director) Edward O’Connor, its former Chief Executive Officer Kevin Cassidy and the Purchaser in the United States District Court for the Southern District of New York.  The complaint claims that all defendants are liable for securities fraud and common-law fraud, aiding and abetting common-law fraud, negligent misrepresentation, and breach of warranty in connection with an April 2007 transaction in which the individual defendants (who were officers and directors of Optionable at the time) sold beneficially owned shares of Optionable to NYMEX, and Optionable issued to NYMEX warrants for the purchase of additional shares.  The complaint seeks rescission, compensatory damages of at least $28.5 million, and/or punitive damages of $28.5 million.

On August 28, 2009, BMO filed a complaint (the “BMO Litigation”) against Optionable and other defendants in the United States District Court for the Southern District of New York.  The other defendants include former employees of Optionable, Scott Connor and Ryan Woodgate, the former Chief Executive Officer Kevin Cassidy, the Purchaser, and the former President (and current director) Edward O’Connor, as well as MF Global Inc. and one of its employees.  The complaint claims that Optionable is liable for fraud, aiding and abetting fraud, negligent misrepresentation, aiding and abetting breach of fiduciary duty, and breach of contract.  The complaint also claims that the Purchaser is liable for aiding and abetting fraud and aiding and abetting breach of fiduciary duty.  It demands compensatory and punitive damages in an undetermined amount, including indemnification from Optionable for certain of BMO’s trading losses and attorneys’ fees.

On December 7, 2009, Scott Connor, a co-defendant in the BMO Litigation, filed cross-claims against Optionable and other co-defendants in the United States District Court for the Southern District of New York.  Mr. Connor claims rights to indemnity and contribution from Optionable for any liability he may have to BMO.  He also lays claims of breach of contract, quantum meruit, and unjust enrichment, on the basis of an allegation that Optionable failed to pay him the full amount of salary and commissions that was due to him for 2007.

(8)           The following sentence included in the third paragraph of Section 8 which appears on page 11 of the Offer to Purchase, “The Purchaser does not beneficially own or have any right to acquire, directly or indirectly, any Shares.” is amended to delete the words “beneficially own or” and shall state, “The Purchaser does not have any right to acquire, directly or indirectly, any Shares.”

(9)           The paragraph titled “Statutory Requirements” included on page 12 in Section 11 of the Offer to Purchase is hereby amended to add the following sentence:

The 203 Condition will be satisfied when the Purchaser receives reasonable assurance from his advisors that Section 203 of the Delaware General Corporation Law and any other applicable anti-takeover laws are inapplicable to the Offer.

(10)         The first paragraph following the title “Purpose of the Offer” on page 12 in Section 11 of the Offer to Purchase is hereby deleted and replaced with the following:

The Purchaser is making the Offer because he wants to increase his ownership of Optionable’s outstanding Shares to the maximum extent possible pursuant to the Offer.  The Purchaser understands that Optionable has a valuable legal claim for damages against Bank of Montreal (“BMO”), NYMEX Holdings, Inc. (now CME Group NYMEX, Inc.) (“NYMEX”) and others, and that time is of the essence to initiate and preserve the claims.  The Purchaser understands that initiating legal actions against BMO, NYMEX and others would involve significant legal costs and that Optionable may not have the ability to fully support the claims without capital investment from its significant stockholders such as the Purchaser.  The Purchaser understands he has sufficient resources to finance vigorous legal actions by Optionable against BMO, NYMEX and others but seeks to increase his ownership percentage of Optionable to justify any such investment he may make.

The Purchaser believes that BMO repeatedly in its public filings and on analyst conference calls represented that it was running a "client driven" book of business. In fact, the Purchaser believes BMO was running a book engaged heavily in market making and proprietary trading.  As part of what the Purchaser believes to be a cover-up of this fraud, the Purchaser believes BMO knowingly blamed Optionable for trading losses in order to divert attention from this fraud and BMO’s general lack of risk management controls.  The Purchaser believes Optionable should seek monetary damages from BMO of no less than $500 million representing the market valuation of Optionable at the outset of what the Purcahser believes to constitute BMO’s fraudulent activities.

As part of its agreement with Optionable, NYMEX agreed to joint marketing and technology cooperation.  The Purchaser believes that not only did NYMEX knowingly breach its agreement with Optionable, but it deliberately listed a competitive product on the CME trading platform, thereby preparing for its own $10 billion or more merger with the competing company.  The Purchaser believes that Optionable should seek monetary damages from NYMEX of no less than $500 million representing the market valuation of Optionable at the time of what Purchaser believes to constitute NYMEX’s misconduct.

(11)         The first sentence of the paragraph titled “Plans for Optionable” included on page 12 of the Offer to Purchase shall be amended to include the name NYMEX and shall state as follows:

Following the Offer, the Purchaser plans to consult Optionable’s Board of Directors with respect to developing a plan for pursuing a claim against BMO, NYMEX and others.

(12)         The first two sentences of the last paragraph of Section 14, “Certain Conditions of the Offer”, which appear on page 16, shall be modified to state:

The foregoing conditions are for the sole benefit the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date, subject to applicable law which may require the Purchaser to extend the Offer and redisseminate new disclosure to you.  The Purchaser expressly reserves the right to make any change in the terms of or conditions to the Offer, subject to applicable law.

Item 12   Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
* Previously filed.

Item 13.   Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2011

/s/ Mark Nordlicht Mark Nordlicht

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
*Previously filed.